September 4, 2019

Brian G. Harris
Chief Financial Officer
Griffon Corporation
712 Fifth Ave, 18th Floor
New York, NY 10019

       Re: Griffon Corporation
           Form 10-K for the year ended September 30, 2018
           Filed November 19, 2018
           File No. 1-6620

Dear Mr. Harris:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2018

Management's Discussion and Analysis
Reportable Segments, page 34

1. We note your presentation of combined segment adjusted EBITDA and combined segment operating profit from continuing operations herein and in your earnings release filed August 1, 2019. Please tell us how you determined these measures comply with
      Rule 100(b) of Regulation G. We note that the measures remove corporate overhead and other items, which appear to be normal, recurring, cash operating expenses necessary to operate your business. Please refer to Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.
Note 17 - Reportable Segments, page 95

2. Provide additional detail about the roles and responsibilities of the CEO and COO with accompanying examples. Your response should separately and specifically address, and
 Brian G. Harris
FirstName LastNameBrian G. Harris
Griffon Corporation
Comapany 4, 2019
September NameGriffon Corporation
September 4, 2019 Page 2
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FirstName LastName
         include examples of, the COO's role and responsibilities as segment manager of HBP and the COO's role and responsibilities other than as segment manager of HBP.
3.       We note your response to comment 2(e) and have the following comments:

         a. You state that the CEO is solely responsible for allocating resources, in the form of capital expenditures or by acquiring new businesses, to the Operating Segments. Tell us whether you consider these to be the key operating decisions. If not, and/or if there are other key operating decisions, describe the key operating decisions in detail and tell us who makes those decisions;
         b. Describe the resources to be allocated to segments and what is taken into consideration when deciding how to allocate them. Provide examples in your response; and
         c. You state in your response that the CEO reviews the financial performance of the
         Operating Segments by analyzing financial information in the Board Report, through
         "Scorecard" Meetings, and informal meetings. Tell us how each piece of financial information described in your response is used by the CEO to allocate resources and assess performance.
4. You state in your response to comments 3 and 4 that AMES and CBP income statement results as compared to budget and comparative prior-year periods are provided to the CEO to assist the CEO in better understanding the drivers behind the HBP Operating Segment's financial performance, but not for the purpose of allocating resources to the AMES and
         CBP Product Groups. We have the following comments:

         a. Tell us what specific information about AMES and CBP the CEO is reviewing when he is looking to better understand the drivers of HBP's financial performance and describe in further detail how this information is used by the CEO; and
         b. Tell us whether similar information (e.g., budget versus actual) is provided for the DE product lines. If no such information is provided, tell us why.
5. Although you disclose on page 96 that Segment adjusted EBITDA is the measure by which you evaluate performance and allocate resources, we note that you also present
         Segment operating profit. If your CODM also uses this measure in assessing segment performance and deciding how to allocate resources, the reported measure should be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Please refer to ASC 280-10-50-28 and advise.
         Additional segment profit or loss measures may be presented outside of your financial statements and footnotes as non-GAAP measures if they comply with Regulation G and
         Item 10(e) of Regulation S-K. Lastly, tell us whether Segment adjusted EBITDA and
         Segment operating profit are included in the financial information you described in response to comments 3 and 4, and if so, which one(s).
6. We note that the CEO and Board of Directors receives profitability by geographic location
 Brian G. Harris
Griffon Corporation
September 4, 2019
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         for AMES, profitability by customer type for CBP, and gross profit by product line for
         DE. Clarify how "profitability" is defined for each metric, why the profitability information for each differs and how it is used by the CEO in allocating resources and assessing performance.
7. We note your response to comment 2(g). Please provide a more detailed description of your budget process. In your response, tell us:

         a. Who approves the budget at each step of the process, including any steps prior to the budget being provided to the senior leadership team. In this regard, your response states that "[g]enerally, the CEO / CODM, with input from the senior leadership team, will suggest changes and or approve the strategic plan which includes the budget at either the consolidated and Operating Segment level." Please clarify which individual or group of individuals approves the budget, and whether the budget is at the consolidated level, the operating segment level, or some further level of disaggregation;
         b. The level of disaggregation shown in the budget provided to the senior leadership team;
         and
         c. Which individuals attend the meeting that the budget is presented to the senior leadership team and in what capacity.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 with any questions.



                                                              Sincerely,
FirstName LastNameBrian G. Harris
                                                              Division of
Corporation Finance
Comapany NameGriffon Corporation
                                                              Office of
Manufacturing and
September 4, 2019 Page 3                                      Construction
FirstName LastName